EXHIBIT 99.1

FirstService Reports Third Quarter 2024 Results

Strong Growth Across Brands Division Drives Financial Performance

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023

Revenues (millions)	$1,396.0	$1,117.1	$3,851.5	$3,255.3
Adjusted EBITDA (millions) (note 1)	160.0	111.9	375.8	312.4
Adjusted EPS (note 2)	1.63	1.25	3.66	3.56

GAAP Operating Earnings	125.9	73.6	247.9	196.8
GAAP EPS	1.34	0.73	2.26	2.10

TORONTO, Oct. 24, 2024 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its third quarter ended September 30, 2024. All amounts are in US dollars.

Consolidated revenues for the third quarter were $1.40 billion, a 25% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 43% to $160.0 million, and Adjusted EPS (note 2) was $1.63, up 30% versus the prior year quarter. During the third quarter, FirstService reported Operating Earnings of $125.9 million, up from $73.6 million in the prior year period. Diluted earnings per share was $1.34 in the quarter, compared to $0.73 for the same quarter a year ago.

For the nine months ended September 30, 2024, consolidated revenues were $3.85 billion, an 18% increase relative to the comparable prior year period, Adjusted EBITDA was $375.8 million, up 20%, and Adjusted EPS was $3.66, versus $3.56 in the prior year period. FirstService’s Operating Earnings were $247.9 million in the current year period, versus $196.8 million in the prior year. Diluted earnings per share for the nine months year-to-date was $2.26, compared to $2.10 in the prior year period.

“We are very pleased with our third quarter consolidated financial results which exceeded our internal expectations,” said Scott Patterson, Chief Executive Officer of FirstService. “Our strong top and bottom line performance was buoyed by robust and broad-based activity within our restoration operations, and supported by healthy profitability across our other brands. Our continued momentum reinforces our outlook for a strong finish to the year,” he concluded.

About FirstService Corporation

FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$4.9 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $559.6 million for the third quarter, up 4% compared to the prior year quarter, including organic growth of 3%. Top-line growth moderated compared to recent quarters due to tempered fees and reduced service scope in the face of budgetary pressures impacting our community association clients in certain markets. Adjusted EBITDA for the quarter was $58.6 million, versus $56.6 million in the prior year period. Operating Earnings were $49.1 million, versus $49.0 million for the third quarter of last year. The operating margins for the division were relatively in-line with the prior year.

FirstService Brands revenues during the third quarter grew to $836.5 million, up 44% relative to the prior year period. Strong organic revenue growth of 10% was primarily due to robust activity levels at our restoration operations arising from local weather events and large-loss claims across North America. The recent addition of our Roofing Corp of America operations contributed to the balance of growth in the division. Adjusted EBITDA for the third quarter was $105.8 million, up from $60.7 million in the prior year period. Operating Earnings were $87.1 million, versus $33.9 million in the prior year quarter. Adjusted EBITDA margin expansion was driven by operating leverage from the strong top-line restoration growth, as well as improved margins at our home services brands which benefited from both reduced promotional initiatives and realized operating efficiencies. The further increase in the Operating Earnings margin performance resulted from fair value adjustments to contingent upside earn-out structures related to certain recently completed acquisitions.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $4.4 million in the third quarter, relative to $5.3 million in the prior year period. Corporate costs for the quarter were $10.2 million, relative to $9.4 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, October 24, 2024 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI4fa84b993e5545c3ad11aa7ddb7c3035 to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/aecuddsv . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2023 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense, net; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2024	2023	2024	2023

Net earnings	$77,761	$45,858	$137,595	$123,238
Income tax	26,372	16,447	50,971	44,266
Other income, net	(381)	(702)	(2,376)	(5,215)
Interest expense, net	22,150	11,956	61,707	34,541
Operating earnings	125,902	73,559	247,897	196,830
Depreciation and amortization	41,409	33,146	117,441	94,062
Acquisition-related items	(13,036)	1,274	(9,130)	5,032
Stock-based compensation expense	5,699	3,957	19,626	16,461
Adjusted EBITDA	$159,974	$111,936	$375,834	$312,385

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, September 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$49,059	$87,064	$(10,221)
Depreciation and amortization	8,871	32,516	22
Acquisition-related items	660	(13,814)	118
Stock-based compensation expense	-	-	5,699
Adjusted EBITDA	$58,590	$105,766	$(4,382)

Three months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$49,001	$33,935	$(9,377)
Depreciation and amortization	9,919	23,204	23
Acquisition-related items	(2,345)	3,553	66
Stock-based compensation expense	-	-	3,957
Adjusted EBITDA	$56,575	$60,692	$(5,331)

Nine months ended, September 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$124,824	$160,171	$(37,098)
Depreciation and amortization	27,067	90,306	68
Acquisition-related items	1,385	(11,685)	1,170
Stock-based compensation expense	-	-	19,626
Adjusted EBITDA	$153,276	$238,792	$(16,234)

Nine months ended, September 30, 2023	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$120,908	$105,865	$(29,943)
Depreciation and amortization	24,741	69,252	69
Acquisition-related items	(1,368)	6,167	233
Stock-based compensation expense	-	-	16,461
Adjusted EBITDA	$144,281	$181,284	$(13,180)

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Adjusted EBITDA.

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2024	2023	2024	2023

Net earnings	$77,761	$45,858	$137,595	$123,238
Non-controlling interest share of earnings	(7,756)	(4,406)	(11,985)	(10,215)
Acquisition-related items	(13,036)	1,274	(9,130)	5,032
Amortization of intangible assets	17,825	14,454	50,065	40,296
Stock-based compensation expense	5,699	3,957	19,626	16,461
Income tax on adjustments	(6,821)	(4,787)	(20,210)	(14,757)
Non-controlling interest on adjustments	97	(321)	(487)	(852)
Adjusted net earnings	$73,769	$56,029	$165,474	$159,203

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2024	2023	2024	2023

Diluted net earnings per share	$1.34	$0.73	$2.26	$2.10
Non-controlling interest redemption increment	0.21	0.20	0.52	0.42
Acquisition-related items	(0.28)	0.03	(0.20)	0.11
Amortization of intangible assets, net of tax	0.27	0.23	0.77	0.66
Stock-based compensation expense, net of tax	0.09	0.06	0.31	0.27
Adjusted earnings per share	$1.63	$1.25	$3.66	$3.56

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
	2024	2023	2024	2023

Revenues	$1,396,041	$1,117,109	$3,851,545	$3,255,288

Cost of revenues	936,573	756,561	2,587,613	2,211,088
Selling, general and administrative expenses	305,193	252,569	907,724	748,276
Depreciation	23,584	18,692	67,376	53,766
Amortization of intangible assets	17,825	14,454	50,065	40,296
Acquisition-related items (1)	(13,036)	1,274	(9,130)	5,032
Operating earnings	125,902	73,559	247,897	196,830
Interest expense, net	22,150	11,956	61,707	34,541
Other income, net	(381)	(702)	(2,376)	(5,215)
Earnings before income tax	104,133	62,305	188,566	167,504
Income tax	26,372	16,447	50,971	44,266
Net earnings	77,761	45,858	137,595	123,238
Non-controlling interest share of earnings	7,756	4,406	11,985	10,215
Non-controlling interest redemption increment	9,472	8,801	23,711	18,894
Net earnings attributable to Company	$60,533	$32,651	$101,899	$94,129

Net earnings per common share
Basic	$1.34	$0.73	$2.27	$2.11
Diluted	1.34	0.73	2.26	2.10

Adjusted earnings per share (2)	$1.63	$1.25	$3.66	$3.56

Weighted average common shares (thousands)
Basic	45,047	44,613	44,961	44,529
Diluted	45,336	44,853	45,163	44,772

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	September 30, 2024	December 31, 2023

Assets
Cash and cash equivalents	$217,679	$187,617
Restricted cash	18,369	19,260
Accounts receivable	913,451	842,236
Prepaid and other current assets	373,265	311,889
Current assets	1,522,764	1,361,002
Other non-current assets	28,801	34,418
Fixed assets	246,314	204,188
Operating lease right-of-use assets	249,470	218,299
Goodwill and intangible assets	2,070,215	1,807,836
Total assets	$4,117,564	$3,625,743

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$522,003	$471,083
Other current liabilities	224,625	211,661
Operating lease liabilities - current	52,298	50,898
Long-term debt - current	41,983	37,132
Current liabilities	840,909	770,774
Long-term debt - non-current	1,252,670	1,144,975
Operating lease liabilities - non-current	221,328	183,923
Other liabilities	133,544	115,938
Deferred income tax	93,567	53,024
Redeemable non-controlling interests	426,998	332,963
Shareholders' equity	1,148,548	1,024,146
Total liabilities and equity	$4,117,564	$3,625,743

Supplemental balance sheet information
Total debt	$1,294,653	$1,182,107
Total debt, net of cash	1,076,974	994,490

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023

Cash provided by (used in)

Operating activities
Net earnings	$77,761	$45,858	$137,595	$123,238
Items not affecting cash:
Depreciation and amortization	41,409	33,146	117,441	94,062
Deferred income tax	(2,265)	55	(6,814)	(636)
Stock-based compensation	5,699	3,957	19,626	16,461
Other	(12,854)	1,077	(12,397)	(429)
	109,750	84,093	255,451	232,696

Changes in non-cash working capital
Accounts receivable	(17,343)	45,576	(19,983)	(76,777)
Payables and accruals	30,635	(29,489)	7,353	(18,497)
Other	(46,031)	(16,215)	(43,866)	32,492
Net cash provided by operating activities	77,011	83,965	198,955	169,914

Investing activities
Acquisition of businesses, net of cash acquired	(4,016)	(19,366)	(158,665)	(112,816)
Purchases of fixed assets	(26,560)	(23,465)	(80,882)	(67,669)
Other investing activities	3,715	(1,496)	2,715	(240)
Net cash used in investing activities	(26,861)	(44,327)	(236,832)	(180,725)

Financing activities
Increase (decrease) in long-term debt, net	(36,764)	(29,196)	99,964	55,849
Purchases of non-controlling interests, net	(3,963)	(564)	(25,405)	(4,174)
Dividends paid to common shareholders	(11,253)	(10,033)	(32,551)	(29,013)
Distributions paid to non-controlling interests	(3,267)	(2,450)	(7,737)	(6,922)
Other financing activities	9,787	(3,508)	32,577	13,636
Net cash provided by (used in) financing activities	(45,460)	(45,751)	66,848	29,376

Effect of exchange rate changes on cash	(151)	577	200	(27)

Increase in cash, cash equivalents and restricted cash	4,539	(5,536)	29,171	18,538

Cash, cash equivalents and restricted cash, beginning of period	231,509	183,422	206,877	159,348

Cash, cash equivalents and restricted cash, end of period	$236,048	$177,886	$236,048	$177,886

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2024
Revenues	$559,585	$836,456	$-	$1,396,041
Adjusted EBITDA	58,590	105,766	(4,382)	159,974

Operating earnings	49,059	87,064	(10,221)	125,902

2023
Revenues	$537,828	$579,281	$-	$1,117,109
Adjusted EBITDA	56,575	60,692	(5,331)	111,936

Operating earnings	49,001	33,935	(9,377)	73,559

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2024
Revenues	$1,613,213	$2,238,332	$-	$3,851,545
Adjusted EBITDA	153,276	238,792	(16,234)	375,834

Operating earnings	124,824	160,171	(37,098)	247,897

2023
Revenues	$1,500,542	$1,754,746	$-	$3,255,288
Adjusted EBITDA	144,281	181,284	(13,180)	312,385

Operating earnings	120,908	105,865	(29,943)	196,830

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566